Exhibit 4.1

EXECUTION VERSION

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

AMENDMENT NO. 1 TO RIGHTS AGREEMENT, dated as of October 23, 2006 (this “Rights Agreement Amendment”), is by and between MetaSolv, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

WHEREAS the Company and the Rights Agent are parties to a Rights Agreement, dated as of October 24, 2001(the “Rights Agreement”); and

WHEREAS the Company, Oracle Systems Corporation, a Delaware corporation (the “Parent”), and Marine Acquisition Corporation, a Delaware corporation (the “Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”); and

WHEREAS, the Distribution Date (as defined in the Rights Agreement) has not occurred; and

WHEREAS, Parent and Merger Sub are entering into the Merger Agreement in reliance on and in consideration of the terms of this Rights Agreement Amendment; and

WHEREAS, pursuant to Sections 29 and 36 of the Rights Agreement, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing, and the Company and the Rights Agent desire to evidence such amendment in writing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound hereby, the Company and the Rights Agent hereby amend the Rights Agreement as follows:

1. Amendment of Section 1(a). Section 1(a) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, neither Parent nor Merger Sub shall be deemed to be an Acquiring Person by virtue of (i) the execution, delivery or performance of the Merger Agreement, (ii) the consummation of the Merger, or (iii) the execution, delivery or performance of the Voting Agreements.”

2. Amendment of Section 1(aa). Section 1(aa) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Shares Acquisition Date shall not be deemed to have occurred by virtue of (i) the execution, delivery or performance of the Merger Agreement, (ii) the consummation of the Merger, or (iii) the execution, delivery or performance of the Voting Agreements.”

3. Amendment of Section 1. Section 1 of the Rights Agreement is amended to add the following at the end thereof:

(gg)	“Merger” shall mean the merger of the Company and Merger Sub pursuant to the Merger Agreement.

(hh)	“Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of October 22, 2006, by and among the Company, Parent and Merger Sub.

(ii)	“Merger Sub” shall mean Marine Acquisition Corporation, a Delaware corporation.

(jj)	“Parent” shall mean Oracle Systems Corporation, a Delaware corporation.

(kk)	“Voting Agreements” shall mean the separate stock voting agreements, dated on or about October 22, 2006, by and between Parent and certain stockholders of the Company in connection with the Merger.

4. Amendment of Section 3(a). Section 3(a) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred by virtue of (i) the execution, delivery or performance of the Merger Agreement, (ii) the consummation of the Merger, or (iii) the execution, delivery or performance of the Voting Agreements.”

5. Amendment of Section 28. Section 28 of the Rights Agreement is amended such that the address of the Rights Agent is as follows:

600 N. Pearl Street

Suite 1010

Dallas, TX 75201

Attention: Relationship Manager

Facsimile No.: (214) 922-4477

With a copy to:

Mellon Investor Services

Newport Office Center VII

480 Washington Blvd.

Jersey City, New Jersey 07310

Facsimile No.: (201) 680-4610

6. Addition of Section 37. The Rights Agreement is amended to add the following Section 37 to the Rights Agreement:

“Section 37. Termination. Immediately prior to the effective time of the Merger, (i) this Agreement shall be terminated without any further force or effect, (ii) none of the parties to this Agreement will have any rights, obligations or liabilities hereunder, (iii) the Rights shall expire and become null and void and (iv) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement, including without limitation the right to purchase or otherwise acquire Common Shares or any other securities of the Company; provided, however, that the provisions of Section 19 and Section 20 shall survive the termination of this Agreement, the exercise or expiration of the Rights and the resignation or removal of the Rights Agent.”

7. Effectiveness. This Rights Agreement Amendment shall be deemed effective as of the date first written above. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

8. Severability. If any term, provision, covenant or restriction of this Rights Agreement Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Rights Agreement Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9. Governing Law. This Rights Agreement Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

10. Counterparts. This Rights Agreement Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Rights Agreement Amendment to be duly executed by their respective authorized officers, all as of the day and year first above written.

METASOLV, INC.

By:	/s/ T. Curtis Holmes, Jr.
Name:	T. Curtis Holmes, Jr.
Title:	President and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By:	/s/ Patricia Hodson
Name:	Patricia Hodson
Title:	Client Relationship Executive

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